SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

São Paulo, September 17, 2021 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), (“GOL” or “Company”), Brazil’s largest airline, announces that it has finalized the terms and conditions for the refinancing by GLA Linhas Aéreas S.A., an operating unit of the Company, of R$1.2 billion, with a final maturity in 2024. The participating syndicate is comprised of local banks in Brazil, and the transaction is subject to final approvals and execution of the relevant documents.

The refinancing will conclude GOL’s liability management program and return the Company to its lowest level of short-term debt since 2014 (approximately R$0.5 billion at the end of 3Q21). Through its liability management program, GOL utilized assets on its balance sheet to reduce short-term debt by R$2.1 billion over the 12-month period ended in June 2021. In partnership with its aircraft lease providers, the Company has maintained its aircraft lease liability at approximately 45% of total indebtedness during the same period, with a stable IFRS16 discount rate.

The refinancing of GOL’s short-term debt will extend the average tenor of its liabilities to 3.3 years – an increase of more than two years. The use of proceeds of the refinancing includes: R$592 million applied to the remaining balance of the 7th issue of debentures, R$528 million of export financing lines (Finimps), and R$165 million of working capital credit lines.

“With this transaction, the Company has concluded the largest balance sheet deleveraging among its peers, making it the airline with the lowest liabilities. We can now focus the vast majority of our operating cash flow on sustainable operational growth,” said Richard Lark, CFO.

The transaction will also improve GOL’s credit metrics by better matching future assets and liabilities and reducing the Company’s average cost of debt. Richard Lark added: “We are optimistic that this will be a critical catalyst to restoring GOL’s credit rating to its pre-pandemic level of B/B+ by the three major corporate credit ratings agencies.”

The Company’s disciplined financial management throughout the pandemic strengthened its balance sheet and reduced short-term indebtedness, preserving liquidity to maintain operations. GOL also concluded several other important initiatives to rebalance its capital structure, such as the amortization of its US$300 million Term Loan B, the issuance of US$500 million of Senior Secured Notes due 2026, a R$423 million equity capital increase led by its controlling shareholder, and the acquisition of the minority interest in its Smiles loyalty program.

The table below shows the main sources and uses in GOL’s liability management since January 2020.

Sources of Funds	R$bn	Uses of Funds	R$bn
Senior Secured Notes due 2026	2.4	Term Loan B	1.6
Guaranteed Financing	1.3	Guaranteed Financing	1.3
Restricted Cash	0.6	Capex Financing	0.7
Aircraft Sales	0.5	Working Capital Financing	0.7
Capital Increase	0.5	Import Financing	0.6
Deposits	0.3	Senior Notes due 2022	0.4
Other Sources	0.2	Cash	0.5
TOTAL	5.8	TOTAL	5.8

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

Media Relations

Becky Nye, Montieth & Company

bnye@montiethco.com

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About GOL Linhas Aéreas Inteligentes S.A.

GOL is Brazil's largest airline, leader in the corporate and leisure segments. Since its founding in 2001, it has been the airline with the lowest unit cost in Latin America, which has enabled the democratization of air transportation. The Company has a strategic alliance with American Airlines and Air France-KLM, in addition to making available to Customers many codeshare and interline agreements, bringing more convenience and ease of connections to any place served by these partnerships. With the purpose of "Being First for Everyone", GOL offers the best travel experience to its passengers, including: the largest inventory of seats and the most legroom; the most complete platform with internet, movies and live TV; and the best loyalty program, SMILES. In cargo transportation, GOLLOG delivers parcels to various regions in Brazil and abroad. The Company has a team of 15,000 highly qualified airline professionals focused on Safety, GOL's number one value, and operates a standardized fleet of 127 Boeing 737 aircraft. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Disclaimer

The information contained in this press release has not been subject to any independent audit or review and contains “forward-looking” statements, estimates and projections that relate to future events, which are, by their nature, subject to significant risks and uncertainties. All statements other than statements of historical fact contained in this press release including, without limitation, those regarding GOL’s future financial position and results of operations, strategy, plans, objectives, goals and targets, future developments in the markets in which GOL operates or is seeking to operate, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “will”, “may”, “project”, “estimate”, “anticipate”, “predict”, “seek”, “should” or similar words or expressions, are forward-looking statements. The future events referred to in these forward-looking statements involve known and unknown risks, uncertainties, contingencies and other factors, many of which are beyond GOL’s control, that may cause actual results, performance or events to differ materially from those expressed or implied in these statements. These forward-looking statements are based on numerous assumptions regarding GOL’s present and future business strategies and the environment in which GOL will operate in the future and are not a guarantee of future performance. Such forward-looking statements speak only as at the date on which they are made. None of GOL or any of its affiliates, officers, directors, employees and agents undertakes any duty or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law. None of GOL or any of its affiliates, officers, directors, employees, professional advisors and agents make any representation, warranty or prediction that the results anticipated by such forward-looking statements will be achieved, and such forward-looking statements represent, in each case, only one of many possible scenarios and should not be viewed as the most likely or standard scenario. Although GOL believes that the estimates and projections in these forward-looking statements are reasonable, they may prove materially incorrect and actual results may materially differ. As a result, you should not rely on these forward-looking statements.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer